Exhibit 4.14

DATED 7 May 2013

AVG Technologies N.V.

RSU APPENDIX

TO THE AMENDED AND RESTATED 2013 OPTION PLAN

AVG TECHNOLOGIES N.V.

RSU APPENDIX

TO THE AMENDED AND RESTATED 2013 OPTION PLAN

(As adopted on 7 May 2013)

This RSU Appendix to the Amended and Restated 2013 Option Plan is designed to grant Restricted Share Unit Awards on the Company’s Shares (as further defined below) to certain employees of, or other persons having business relationships with, the Company and its Subsidiaries.

1.	Definitions

The following terms apply:

Administrator	means the Supervisory Board, a committee of the Supervisory Board or a third party designated at the discretion of the Supervisory Board to administer this RSU Plan.

AVG Business	means the business of the Company and its Subsidiaries.

Award	means any Restricted Share Unit Award granted under the RSU Plan.

Award Agreement	means a written agreement between the Company and a Nominee setting forth the terms, conditions and restrictions of the Award granted to the Nominee.

Code	means the U.S. Internal Revenue Code of 1986, as amended.

Company	means AVG Technologies N.V., a limited liability company, incorporated under the laws of the Netherlands, having its seat at Amsterdam, the Netherlands, having its registered office at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands, and registered with the commercial register of the Chamber of Commerce (Kamer van Koophandel) for Amsterdam under number 52197204.

Designated Person	means a (legal) person designated by the Administrator.

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Dividend Equivalent	means a credit, made at the discretion of the Administrator or as otherwise provided in the RSU Plan, to the account of a Participant in an amount equal to the cash dividends paid on one Share for each Unit represented by a Restricted Share Unit Award held by such Participant.

Fair Market Value

means:

(i)     the closing price of the Shares on the date of determination; or (ii) the average selling price of the Shares, during the 30 days immediately preceding the date as of which Fair Market Value is being determined, on the principal securities exchange where the Shares are traded, as determined by the Administrator, acting in good faith (or if, as of the date when the Fair Market Value of the Shares must be determined, the Shares have not been listed on any securities exchange for 30 days, the average closing price of the Shares on the principal securities exchange where the Shares are traded, as determined by the Administrator acting in good faith, during such shorter period as the Administrator acting in good faith deems appropriate). For this purpose “average selling price” refers to the arithmetic mean of such selling price on all trading days during the applicable 30-day period, or the average of such selling prices over the applicable 30-day period weighted based on the volume of trading of the Shares on each trading day during the applicable 30-day period.

General Meeting of Shareholders	means the general meeting of shareholders (algemene vergadering van aandeelhouders) of the Company.

Liquidity Event

means:

(a)    a purchase by a third party of all or substantially all of the AVG Business; or

(b)    a purchase by a third party of (i) more than 50% of the Company’s issued and outstanding shares and/or (ii) all or substantially all of the shares of all Subsidiaries.

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Nominee	means (i) an employee, manager or consultant of the Company or one of its Subsidiaries or (ii) an individual, otherwise having a business relationship with the Company or its Subsidiaries, as approved by the Administrator.

RSU Plan	means this AVG Technologies N.V. RSU Apprendix to the Amended and Restated 2013 Option Plan, as amended from time to time.

Participant	means any Nominee who has accepted an Award under an Award Agreement.

Restricted Share Unit Award	means a bookkeeping entry representing an unfunded and unsecured right granted to a Nominee pursuant to Article 7 hereof to receive Shares, with one unit equal to one Share, on a date determined in accordance with the provision of Article 7 and the Nominee’s Award Agreement.

Shares	means ordinary shares, par value €0.01, in the capital of the Company.

Start Date	means the date from which vesting of Awards granted hereunder commences.

Subsidiaries	means any subsidiary (dochtermaatschappij: within the meaning of section 2:24a of the Dutch Civil Code) of the Company. For purposes of granting “stock rights” to Award recipients subject to tax in the United States, a entity may not be considered a Subsidiary if granting such stock right would result in the stock right becoming subject to Section 409A of the Code.

Supervisory Board	means the supervisory board of the Company.

Termination for Cause	means termination of the employment, management, consultancy and/or other relevant business relationship, of a Participant with the Company or a Subsidiary resulting from dishonesty, fraud, willful misfeasance, gross negligence or other gross misconduct, in each case relating to the Participant’s employment, management and/or consultancy agreement or other relevant business relationship with the Company or any Subsidiary.

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Termination of Employment Event	means the termination of the employment, management and/or consultancy agreement, or other relevant business relationship, between a Participant and the Company or any Subsidiary for any reason, including but not limited to the death of a Participant.

Termination Without Cause	means the occurrence of a Termination of Employment Event with respect to a Participant that is not a Termination for Cause of such Participant’s employment, management and/or consultancy agreement, or other relevant business relationship with the Company or a Subsidiary.

2.	Duration

2.1	The RSU Plan applies to all Nominees and Participants.

2.2	Unless extended by the Supervisory Board, this RSU Plan shall be effective for a period of ten (10) years from the date of initial adoption thereof by the Supervisory Board as set forth above; provided that Awards granted during the term of this RSU Plan shall continue to vest as set forth in the relevant Award Agreement after the expiration of such 10-year term.

3.	Purpose of the RSU Plan

The purpose of the RSU Plan is to provide Nominees with an opportunity to participate directly in the growth of the value of the Company by receiving Restricted Share Unit Awards.

4.	Administration of the RSU Plan

4.1	The RSU Plan shall be administered by the Supervisory Board, a committee of the Supervisory Board or a third party designated at the discretion of the Supervisory Board. Such designation can at all times be revoked by the Supervisory Board.

4.2	The Administrator shall be authorized to take all actions required or advisable for the administration and proper implementation of the RSU Plan.

4.3	The Administrator shall be authorized:

(i)	to interpret the RSU Plan;

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(ii)	to authorize the Company to enter into Award Agreements with Nominees;

(iii)	to designate Participants to receive Awards;

(iv)	to determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(v)	to determine the terms and conditions of any Award granted pursuant to the RSU Plan, including, but not limited to, the purchase price (if any), any restrictions or limitations on the Award or the Shares underlying the Award, any schedule for lapse of forfeiture restrictions or restrictions of an Award;

(vi)	subject to Article 8 of the RSU Plan, to determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, cash, Shares, other Awards, or other property, or an Award may be amended, canceled, forfeited, substituted, exchanged, replaced, bought out or surrendered;

(vii)	to prescribe the form of each Award Agreement, which need not be identical for each Participant;

(viii)	to decide all other matters that must be determined in connection with an Award;

(ix)	to establish, adopt, interpret, or revise any rules and regulations including adopting sub-plans to the RSU Plan and Award Agreements for the purposes of complying with securities, exchange control or tax laws outside of the Netherlands, and/or for the purposes of taking advantage of tax favorable treatment for Awards granted to Participants as it may deem necessary or advisable to administer the RSU Plan, including the adoption of separate share schemes under the umbrella of the RSU Plan in order to qualify for special tax or other treatment anywhere in the world; provided such rules, regulations or sub-plans, including the interpretation thereof are consistent with the terms and conditions of the RSU Plan; and

(x)	to make any other decisions it deems necessary or advisable to enable the administration and proper implementation of the RSU Plan.

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5.	Grant of Awards

5.1	The total number of Shares in respect of which Awards may be granted under the RSU Plan shall not exceed 8,159,948 Shares; provided, however, that Shares issued under the Restricted Stock Unit Plan shall decrease the number of Shares reserved for issuance under the Company’s Amended and Restated 2013 Option Plan. Similarly, Shares issued under the Amended and Restated 2013 Option Plan shall decrease the number of Shares reserved under the RSU Plan. Shares in respect of which Awards are granted will again be available for the grant by the Administrator of Awards hereunder to the extent that the relevant Awards terminate, expire, lapse for any reason, or are settled in cash, subject to the provisions of this RSU Plan and the decision of the Administrator as to the terms and conditions of such new grants of Awards. Notwithstanding anything to the contrary contained herein, Shares withheld by the Company to satisfy any tax withholding obligation with respect to an Award shall be added to the Shares authorized for grant under this RSU Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the RSU Plan.

Awards can only be granted to members of the management board of the Company and the Supervisory Board after prior approval of the General Meeting of Shareholders to the extent required under Dutch law.

6.	Transfer and Vesting of Awards

6.1	Except as provided for under this RSU Plan, the Awards may not be sold, assigned, transferred, pledged, mortgaged or otherwise disposed of, unless otherwise agreed by the Administrator. The aforementioned prohibition does not apply to the transmission of the Shares underlying vested Awards to the heirs of a Participant, subject to the terms of the relevant Award Agreement.

6.2	The Award Agreement shall contain a vesting schedule relating to each Award.

6.3	The vesting criteria for any Awards granted under this RSU Plan may, in the sole discretion of the Administrator, be made subject to satisfaction of financial performance criteria relating to the earnings, revenues, profits or other results of the Company and/or the Subsidiaries and/or other financial criteria. Such financial performance or other financial criteria contained in any Award Agreement may be waived by the Administrator in its sole discretion, in whole or in part, as to some or all Awards thereunder.

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6.4	A Participant incurs no right whatsoever to damages in respect of the lapse, annulment or the forfeiture of any Award or the Shares underlying the Award pursuant to this RSU Plan.

7.	RESTRICTED SHARE UNITS

7.1	Awards of Restricted Share Units may be granted to Participants at any time and from time to time as shall be determined by the Administrator, including, without limitation, upon the satisfaction of financial performance criteria as described in Article 6.3. Restricted Share Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Share Units subject to the Award, in such form as the Administrator shall from time to time establish. No Restricted Share Unit Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing Restricted Share Units may incorporate all or any of the terms of the RSU Plan by reference and shall comply with and be subject to the terms and conditions set forth in Articles 7.2 through 7.8 below.

7.2	Unless otherwise required under Dutch law, no monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Share Unit Award, the consideration for which shall be services actually rendered by a Participant to the Company or one of its Subsidiaries.

7.3	A Participant who has been granted Restricted Share Units shall have no rights other than those of a general unsecured creditor of the Company. Restricted Share Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement evidencing the grant of the Restricted Share Units.

7.4	Restricted Share Units may or may not be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or performance criteria as shall be established by the Administrator and set forth in the Award Agreement evidencing such Award.

7.5	Participants shall have no voting rights with respect to Shares represented by Restricted Share Units until the date of the issuance of such Shares.

7.6

Participants may, if the Administrator so determines, be credited with Dividend Equivalents paid with respect to Shares underlying a Restricted Share Unit Award in a manner determined by the Administrator in its sole discretion, provided that, with respect to Participants who are subject to

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taxation in the United States, payment of such Dividend Equivalents to Participants subject to U.S. taxation complies with or qualifies for an exemption under Section 409A of the Code. The Administrator may apply any restrictions to the Dividend Equivalents that the Administrator deems appropriate. The Administrator, in its sole discretion, may determine the form of payment of Dividend Equivalents, including cash, Shares or Restricted Share Units. In the event of a dividend or distribution paid in Shares or any other adjustment made upon a change in the capital structure of the Company as described in Article 11, appropriate adjustments shall be made in the Participant’s Restricted Share Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than ordinary dividends) to which the Participant would entitled by reason of the Shares issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same vesting conditions as are applicable to the Award. If the Award is subject to performance criteria, the Dividend Equivalents will be subject to the same performance criteria of the Award and the Participant shall not be entitled to such Dividend Equivalents unless the performance criteria of the Award have been met.

7.7	Unless otherwise provided by the Administrator in the grant of a Restricted Share Unit Award and set forth in the Award Agreement, in the case of Termination of Employment Event, any Restricted Share Units still subject to restrictions pursuant to Article 7.3 at the date of such Termination of Employment Event shall be forfeited.

7.8	The Company shall issue to a Participant on the date on which Restricted Share Units subject to the Participant’s Restricted Share Unit Award vest or on such other date determined by the Administrator, in its discretion, and set forth in the Award Agreement one (1) Share (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Article 11), or the cash equivalent for one (1) Share less its nominal value for each Restricted Share Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable Tax-Related Items (as defined in Article 9 below).

7.9	Prior to the issuance of Shares in settlement of a Restricted Share Unit Award, the Award shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution.

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8.	Acceleration of Awards upon Liquidity Event

8.1	Upon the occurrence of a Liquidity Event, the Administrator may in its sole discretion declare that (i) the Awards of one or more Participants vest immediately and the vesting schedule as set forth in the relevant Award Agreements shall not be applicable and/or (ii) Awards that have not vested as of the date of the relevant Liquidity Event shall be terminated after the occurrence of the relevant Liquidity Event and are thus forfeited.

8.2	In the case of a transfer of Shares in connection with a Liquidity Event the price payable for the Shares, if any, shall be equal to the price paid by the purchaser in the Liquidity Event for the other shares of the Company (other than unvested shares issued pursuant to subscription agreements providing for forfeiture of unvested shares) or the substantial economic equivalent thereof as determined by the Administrator acting in good faith.

9.	Taxes

9.1

The Company and/or its Subsidiaries shall have the authority and right to deduct or withhold or require a Participant to remit to the Company or any Subsidiary, or the Participant’s employer, an amount sufficient to satisfy any federal, state, and local taxes and taxes imposed by jurisdictions outside of The Netherlands and the United States (including but not limited to, income tax, national insurance taxes, employee insurance taxes, social insurance contributions, investment taxes, payment on account, employment tax obligations, and any other taxes that may be due (“Tax-Related Items”) required by law to be withheld and any employer tax liability shifted to a Participant. Tax-Related Items with respect to any taxable event concerning a Participant arising as a result of the RSU Plan or to take such other action as may be necessary in the opinion of the Company or a Subsidiary, as appropriate, to satisfy withholding obligations for the payment of Tax-Related Items, including but not limited to (i) withholding from the Participant’s wages or other cash compensation; (ii) withholding from the proceeds for the sale of Shares underlying the Award either through a voluntary sale or a mandatory sale arranged by the Company on the Participant’s behalf; or (iii) withholding in Shares otherwise issuable under an Award having a Fair Market Value equal to the sums required to be withheld. To avoid negative accounting treatment, the number of Shares which may be withheld with respect to the issuance, vesting, or payment of any Award may be limited to the number of Shares which have a Fair Market Value on the date of withholding equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates or other applicable minimum withholding rates. No Shares

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shall be delivered hereunder to any Participant or other person until the Participant or such other person has made arrangements acceptable to the Company or its Subsidiaries for the satisfaction of the Tax-Related Items withholdings obligations with respect to any taxable event concerning the Participant or such other person arising as a result of the RSU Plan.

9.2	A Participant is and remains at all times fully responsible for the payment of any Tax-Related Items payable by the Participant in connection with his or her participation in the RSU Plan.

10.	No employment condition

The participation of a Participant in the RSU Plan does not constitute remuneration for any employment activity. The Awards are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, and/or service payments, bonuses, long service awards, pension or retirement benefits or similar payments.

11.	Anti-dilution adjustment

Subject to any required action by the General Meeting of Shareholders and other corporate bodies of the Company, the total number and type of Shares issuable under this RSU Plan, shall be proportionally adjusted in such manner as the Administrator acting in good faith shall deem appropriate for (a) any increase or decrease in the number of issued shares of the Company resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of shares, or any other increase or decrease in the number of issued shares of the Company effected without receipt of cash consideration by the Company (including proportionate issuances of shares to all holders of shares of the Company by way of conversion of share premium) or (b) the occurrence of any other event which in the good faith judgment of the Administrator has substantially the same economic effect as any of the events described in clause (a) of this sentence. Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding, and conclusive. No issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award, unless otherwise determined by the Administrator.

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12.	Confidentiality

By executing an Award Agreement, the Participant accepts an obligation not to disclose any information regarding the RSU Plan, or any information in connection therewith, unless such Participant is legally obliged to disclose such information by law or stock exchange regulations.

13.	Governing Law

13.1	This RSU Plan is governed by the laws of The Netherlands, without regard to its conflict of law provisions.

13.2	All disputes relating to this RSU Plan or agreements based on or pursuant to this RSU Plan shall be submitted exclusively to the competent court of law in Amsterdam, The Netherlands.

14.	Compliance with Law and Other Regulations

14.1

The obligation of the Company to make payment of Awards in Shares or otherwise shall be subject to all applicable securities and exchange control laws, rules, and regulations of The Netherlands and the United States and jurisdictions outside of the Netherlands and United States, and to such approvals by government agencies, including government agencies in jurisdictions outside of The Netherlands and the United States, in each case as may be required or as the Company deems necessary or advisable. Without limiting the foregoing, the Company shall have no obligation to issue or deliver evidence of title for Shares subject to Awards granted hereunder prior to: (i) obtaining any approvals from any local, state, federal or foreign securities or exchange control agencies or of any other governmental agencies that the Company determines are necessary or advisable, (ii) completion of any registration or other qualification with respect to the Shares from any local, state, federal or foreign securities or exchange control agencies or under rulings or regulations of the U.S. Securities and Exchange Commission (“SEC”), the Dutch Autoriteit Financiële Markten (“AFM”) or any governmental body outside The Netherlands or the United States that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective, or (iii) confirming, with advice of counsel, that the issuance or delivery is in compliance with all applicable securities and exchange control laws, regulations of governmental authorities and, if applicable, the requirements of any securities exchange on which the Shares are listed or traded. The Administrator may require that a Participant make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems

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advisable to comply with applicable securities and exchange control laws, rules, and regulations of The Netherlands and the United States and jurisdictions outside of The Netherlands and United States. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. The Company shall be under no obligation to register Shares issued or paid pursuant to the RSU Plan under the U.S. Securities Act of 1933, as amended (the “Securities Act”) If the Shares paid pursuant to the RSU Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

15.	Compliance with Section 409A of the Code for U.S. Taxpayers

15.1	With respect to Participants who are subject to taxation in the United States, the RSU Plan and all Awards made hereunder shall be interpreted, construed and operated to reflect the intent of the Company that all aspects of the RSU Plan and the Awards shall be interpreted either to be exempt from the provisions of Section 409A of the Code or, to the extent subject to Section 409A of the Code, comply with Section 409A of the Code and any regulations and other guidance thereunder. This RSU Plan may be amended at any time, without the consent of any party, to avoid the application of Section 409A of the Code in a particular circumstance or that is necessary or desirable to satisfy any of the requirements under Section 409A of the Code, but the Company shall not be under any obligation to make any such amendment.

15.2

Anything in this RSU Plan to the contrary notwithstanding, if an Award constitutes an item of deferred compensation under Section 409A of the Code and becomes payable by reason of a Termination of Employment Event shall not be made to the Participant who is subject to taxation in the United States, unless the Participant’s termination of service constitutes a “separation from service” (within the meaning of Section 409A of the Code and any the regulations or other guidance thereunder). In addition, no such payment or distribution shall be made to the Participant prior to the earlier of (a) the expiration of the six-month period measured from the date of the Participant’s separation from service or (b) the date of the Participant’s death, if the Participant is deemed at the time of such separation from service to be a “specified employee” (within the meaning of Section 409A of the Code and any the regulations or other guidance

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thereunder) and to the extent such delayed commencement is otherwise required in order to avoid a prohibited distribution under Section 409A of the Code and any the regulations or other guidance thereunder. Except as provided in an Award Agreement, all payments which had been delayed pursuant to the immediately preceding sentence shall be paid to the Participant in a lump sum upon expiration of such six-month period (or, if earlier, upon the Participant’s death).

16.	Amendment and Revocation

16.1	The Administrator shall have the right to alter, amend or terminate the RSU Plan or any part thereof at any time and from time to time, provided, however, that no such alteration or amendment shall adversely affect the rights relating to any Awards granted or Shares issued or acquired under the RSU Plan prior to that time, unless required pursuant to Article 9.2 and further provided that any increase in the number of Shares issuable hereunder shall require the approval of the General Meeting of Shareholders or other body then authorized to issue Shares pursuant to the Articles of Association of the Company.

16.2	The Administrator has the authority to take any action consistent with the terms of the RSU Plan, which it deems necessary or advisable to comply with any laws or regulatory requirements, including but not limited to, modifying or amending the terms and conditions governing Award Agreements, or establishing any local country plans as sub-plans to this RSU Plan.

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